EXHIBIT 3(i)

CERTIFICATE OF AMENDMENT OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF THE IMMUNE RESPONSE CORPORATION

Adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware

The Immune Response Corporation (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, by its duly authorized officers, does hereby certify that:

FIRST: The name of the Corporation is The Immune Response Corporation.

SECOND: The date of filing of its original Certificate of Incorporation with the Secretary of State of Delaware was October 1, 1986.

THIRD: That the Board of Directors of the Corporation has duly adopted resolutions (i) authorizing the Corporation to execute and file with the Secretary of State of the State of Delaware an amendment of the Corporation’s Amended and Restated Certificate of Incorporation, as amended to reclassify, change, and convert each four (4) outstanding shares of the Corporation’s Common Stock, par value $0.0025 per share, into one (1) share of Common Stock, par value $0.0025 per share; and (ii) declaring such amendment to be advisable.

FOURTH: That upon the effectiveness of this Certificate of Amendment of Amended and Restated Certificate of Incorporation, the Amended and Restated Certificate of Incorporation, as amended, is hereby amended by adding a new Article XIII to read as follows:

“ARTICLE XIII

Each four (4) shares of the Common Stock, par value $0.0025 per share, of the Corporation issued and outstanding or held in treasury as of 5:00 p.m. Eastern Standard Time on October 9, 2002 (the “Effective Time”) shall be reclassified as and changed into one (1) share of Common Stock, par value $0.0025 per share, of the Corporation, without any action by the holders thereof. Each stockholder who, immediately prior to the Effective Time, owns a number of shares of Common Stock which is not evenly divisible by four shall, with respect to such fractional interest, be entitled to receive from the Corporation cash in an amount equal to such fractional interest multiplied by the closing price of the Common Stock as last reported on The Nasdaq SmallCap Market immediately prior to the Effective Time.”

FIFTH: That, in accordance with the provisions of the Delaware General Corporation Law, the holders of a majority of the outstanding shares of Common Stock of the Corporation entitled to vote thereon affirmatively voted in favor of the amendment at the 2002 Annual Meeting of Stockholders held on June 17, 2002.

SIXTH: That the amendment was duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law by the Board of Directors and stockholders of the Corporation.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of Amended and Restated Certificate of Incorporation to be executed by its President and Chief Executive Officer, and attested to this 9th day of October, 2002.

The Immune Response Corporation By:
Ronald B. Moss, M.D. President

ATTEST:
Michael L. Jeub